MILLER/HOWARD FUNDS TRUST, LLC

12b-1 DISTRIBUTION AND SERVICE PLAN

WHEREAS, Miller/Howard Funds Trust (“Trust”) is an open-end investment company registered under the Investment Company Act of 1940, as amended (“1940 Act”) that has established multiple series of its shares of beneficial interest, each having multiple classes of shares; and

WHEREAS, the Trust desires to adopt, with respect to the various classes of shares (each, a “Class”) of each of the series set forth on Exhibit A hereto (“Funds”), a Distribution and Service Plan pursuant to Rule 12b-1 under the 1940 Act (“Plan”); and

WHEREAS, the Trustees of the Trust have determined that there is a reasonable likelihood that adoption of the Distribution and Service Plan will benefit the Trust, the Funds and the Funds’ shareholders.

NOW, THEREFORE, the Trust, on behalf of the Funds, hereby adopts the terms of the Plan, in accordance with Rule 12b-1 under the 1940 Act, on the following terms and conditions:

1.     The Funds shall make payments for the distribution of their Classes up to the annual rate of each respective Fund’s average daily net assets attributable to such Class as set forth in Exhibit A.  The fee may be paid to the Trust’s distributor or by such distributor to such other entities or persons as approved or ratified by the Trust’s Board of Trustees.  This fee shall be calculated and accrued daily and paid monthly or at such other intervals as the Trustees shall determine, subject to any applicable restriction imposed by law, rule or regulation, including the rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”).

2.     The payments provided for in paragraph 1 of this Plan may be made to finance any activity primarily intended to result in the sale of the shares of the Funds that is permissible under applicable law, rule or regulation, including, but not limited to: (a) compensation to broker-dealers that have entered into a sales agreement with the Funds’ distributor and financial institutions and other entities that make shares of the Funds available to their customers; (b) the development, formulation and implementation of marketing and promotional activities, including direct mail promotions and media advertising; (c) compensation to and expenses of the Funds’ distributor attributable to distribution and/or sales support activities, including travel, equipment, printing, delivery, telephone and mailing costs, and other overhead and office expenses of the distributor; (d)  the preparation, printing and distribution of prospectuses, Statements of Additional Information (“SAI”) and reports and any supplements thereto for persons other than existing shareholders; (e) the preparation, printing and distribution of sales literature and advertising materials; (f) expenses associated with processing new account applications; (g) the costs of administering the Plan; (h) expenses of organizing and conducting sales seminars; and (i) the providers of the foregoing. In addition, a portion of such amount may be paid for account maintenance and personal service to shareholders within the meaning of FINRA Rule 2830.

Payments for services shall be used to compensate service agents for general shareholder liaison services provided with respect to shareholders in the related Class of the related Fund, including, but not limited to, (i) answering shareholder inquiries regarding account status and history, the manner in which purchases, exchanges and redemptions of shares may be effected and certain other matters pertaining to the shareholders' investments; and (ii) assisting shareholders in designating and changing dividend options, account designations and addresses Payments for all of the foregoing may be made without regard to expenses actually incurred.

3.     To the extent that amounts paid hereunder are not used specifically to (a) reimburse the Funds’ distributor for costs or expenses incurred in financing activities that are primarily intended to result in the sale of the Funds’ Classes or (b) compensate a provider of distribution-related services, the Funds’ Distributor may use such amounts for other distribution-related services as invoiced by the Trust or otherwise.

4.     This Plan shall not take effect until it, together with any related agreements, has been approved by votes of a majority of both (a) the Board of Trustees of the Trust with respect to each Fund; and (b) those Trustees of the Trust who are not “interested persons” (as defined in the 1940 Act) of the Trust and who have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (“Independent Trustees”), cast in person at a meeting (or meetings) called for the purpose, among other things, of voting on this Plan and such related agreements.

5.     This Plan shall continue in full force and effect as to the Funds for so long as such continuance is specifically approved at least annually in the manner provided for initial approval of the Plan and its related agreements in paragraph 4.

6.     The Trustees of the Trust shall be provided and shall review at least quarterly, a written report prepared by the Distributor of the Trust’s shares of the amounts expended under this Plan and the purposes for which such expenditures were made.

7.     This Plan may be terminated as to any Class of any Fund at any time, without payment of any penalty, by vote of a majority of the Independent Trustees, or by a vote of a “majority of the outstanding voting securities” (as defined in the 1940 Act) of the Class N shares of the Fund.

8.     This Plan may not be amended with respect to any Fund to increase materially the amount of the payments provided for in paragraph 1 hereof with respect to any Class of the Fund unless such amendment is approved by a “vote of a majority of the outstanding securities” (as defined in the 1940 Act) of such Class of the Fund. No material amendment to the Plan shall be made unless approved in the manner provided in paragraph 4 for the initial approval of the Plan and its related agreements.

9.     Any agreement related to this Plan shall be made in writing and shall provide that:

(a)     with respect to any Fund, such agreement may be terminated at any time, without payment of any penalty, by the vote of a majority of the Independent Trustees or by the “vote of a majority of the outstanding voting securities” (as that term is defined in the 1940 Act) of the effected Class N of the Fund, on not more than sixty (60) days’ written notice to any other party to the agreement; and

(b)     such agreement shall terminate automatically in the event of its “assignment,” as that term is defined in the 1940 Act.

10.     While this Plan is in effect, the Trust shall comply with all applicable and currently effective fund governance requirements of Rule 0-1(a)(7) under the 1940 Act.

11.     The Trust shall preserve copies of this Plan and any related agreements and all reports made pursuant to paragraph 6 hereof, for a period of not less than six years from the date of this Plan, any such agreement or any such report, as the case may be, the first two years in an easily accessible place.

Effective: December [     ], 2015

EXHIBIT A
TO
MILLER/HOWARD FUNDS TRUST DISTRIBUTION PLAN

Name of Fund	Class	Shareholder Servicing Fee	12b-1 Distribution Fee	12b-1 Distribution and Service Fee
Miller/Howard Income Equity Fund	I Class	None	None	None
	Adviser Class	None	None	0.25%

Miller/Howard Drill Bit to Burner Tip® Fund	I Class	None	None	None
	Adviser Class	None	None	0.25%